U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2016
Commission File No.: 001-04192
MFC Bancorp Ltd.
(Translation of registrant’s name into English)
Suite #1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F	☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes	☒ No
If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

Quarterly Report for the Three and Six Months Ended June 30, 2016
(August 15, 2016)
In this document:
•
the terms “we”, “us” and “our” mean MFC Bancorp Ltd. and our subsidiaries, unless otherwise indicated. Due to rounding, numbers presented throughout this document may not add up precisely to totals we provide and percentages may not precisely reflect the absolute figures; and

•
all references to “$” and “dollars” are to Canadian dollars, all references to “US$” are to United States dollars and all references to “Euro” or “€” are to the European Union Euro, unless otherwise indicated.

The following report and the discussion and analysis of our financial condition and results of operations for the three and six months ended June 30, 2016 should be read in conjunction with our annual audited financial statements and notes thereto for the year ended December 31, 2015 and our 2015 annual report on Form 20-F filed with the United States Securities and Exchange Commission, referred to as the “SEC”, and applicable Canadian securities regulators. Our financial statements for the three and six months ended June 30, 2016 have been prepared in accordance with International Financial Reporting Standards, referred to as “IFRS”, as issued by the International Accounting Standards Board, referred to as “IASB”, and may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.
Disclaimer for Forward-Looking Information
Certain statements in this document are forward-looking statements or forward-looking information, within the meaning of applicable securities laws, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including statements regarding our business plans, anticipated future gains and recoveries, our plans to enter new businesses, our strategy to reduce trade receivables and inventories and increase profitability, the integration of our bank acquisition, the completion of proposed divestitures, future business prospects and any statements regarding beliefs, expectations or intentions regarding the future. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the proposed entry into new markets and businesses, the global economic environment, interest rates, commodities prices, exchange rates, our ability to integrate our newly acquired bank and our ability to satisfy all of the conditions to complete proposed divestitures, may prove to be incorrect. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including those described herein and in our 2015 annual report on Form 20-F. Such forward-looking statements should therefore be construed in light of such factors. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Non-IFRS Financial Measures
This document includes “non-IFRS financial measures”, that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measure “Operating EBITDA from continuing operations”.
Operating EBITDA from continuing operations is defined as income from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment. Our management uses Operating EBITDA from continuing operations as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and depletion and the exclusion of impairment losses in Operating EBITDA from continuing operations eliminates the non-cash impact.
Operating EBITDA from continuing operations is used by investors and analysts for the purpose of valuing an issuer. The intent of Operating EBITDA from continuing operations is to provide additional useful information to investors and the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate Operating EBITDA from continuing operations differently. For a reconciliation of Operating EBITDA from continuing operations to income from continuing operations, please see “Results of Operations”.

DEAR FELLOW SHAREHOLDERS AND BUSINESS PARTNERS:
We are a merchant bank with diversified finance and supply chain operations and other investments.
In the first six months of 2016, our revenues decreased to $676.2 million from $770.7 million in the same period of 2015, while our net income from continuing operations for the first half of 2016 decreased to $0.7 million, or $0.01 per diluted share, from $11.7 million, or $0.19 per diluted share, in the same period of 2015.
We are disappointed with these results which reflect too much capital invested in assets which are not generating satisfactory returns. For this reason, we are rationalizing these underperforming assets to reinvest the proceeds into projects and areas that are more productive.
In the first half of 2016, we reduced our inventories by more than $90.6 million, from $245.3 million to $154.7 million, as a result of exiting certain product lines and geographical markets, as well as certain strategic changes related to inventory management. While our trade receivables increased, partially offsetting this inventory reduction, much of this is a timing issue which we expect to reverse in the coming quarters as collections occur.
Recent Updates
Sale of Fesil Rana Metall AS
In August 2016, we entered into an agreement to sell our interests in Fesil Rana Metall AS (“Fesil Rana”) (Norwegian ferrosilicon plant) and Nor-kvarts (Spanish quartz quarries) to Elkem AS (“Elkem”), one of the world’s leading companies for environmentally responsible production of materials such as silicon, ferrosilicon, foundry alloys, carbon materials and microsilica. The consideration is cash approximately equal to net asset value, subject to certain adjustments between the parties related to the profitability of Fesil Rana before closing. Elkem will also purchase all of our Fesil Rana ferrosilicon inventory for fair market value upon closing. Closing is subject to customary closing conditions such as regulatory approvals.
Hemodialysis in China
As a result of our long-term historical success operating in the medical services business in China, we are pleased to announce that our wholly owned subsidiary, Mednet Nephrology Group Ltd. (“Mednet”), is entering the outpatient hemodialysis market in China, the country with the most diabetics in the world. We believe that this market has attractive characteristics that we can realize upon, utilizing our proven strategy of collaborating with medical clinics and other medical centers.
Despite there being over two million End Stage Renal Disease (“ESRD”) patients in China, only about 300,000 of them undergo regular hemodialysis treatment, partially as a result of a lack of treatment centers and the China National Kidney Foundation has estimated a treatment rate of only 15%. Further, the number of ESRD patients is growing.
Letter to Shareholders
(i)

The number of patients with diabetes and hypertension in China is increasing sharply. Hypertension has increased from 160 million to over 300 million patients since the beginning of the 21st century. Adult diabetes patient numbers have reached 92.4 million, increasing by an average of 3,000 new patients per day and 1.2 million new patients per year. The average life expectancy of an ESRD patient without dialysis is one to two years, which with dialysis is increased to five to ten years. It is estimated that about 10% to 20% of diabetes patients and 10% of hypertension (abnormally high blood pressure) patients will develop ESRD, according to the Chinese Center for Disease Control and Prevention.
Update on Realizations Relating to a Former Customer
As previously reported, one of our customers experienced financial difficulties and, in the first quarter of 2016, filed for insolvency. This was an adjusting subsequent event under IAS 10, Events after the Reporting Period, for our year ended December 31, 2015 and, as a result, in connection with the preparation of our audited consolidated financial statements for the year ended December 31, 2015, we had to determine an allowance for credit losses against our receivables due from this former customer and its affiliates and evaluate all other exposures. As a result, in the fourth quarter of 2015, we recorded total credit losses and provisions of  $51.4 million related to this former customer and its affiliates, which included an allowance for trade receivables of  $10.7 million and provisions of  $40.7 million for potential future losses related to guarantees we provided relating to certain prepayment loans made by third-party banks to this former customer to finance off-take contracts for which we were the off-taker. However, we hold various collateral, including guarantees, mortgages and other mitigation securities to recover a significant portion of these losses. We are exercising our rights as we undertake various options to maximize our recoveries. In the second quarter of 2016, we recognized a gain of  $35.1 million related to this former customer as a result of recoveries which resulted in the reversal of previously recognized credit losses. However, to be prudent, we have taken an unallocated reserve related to this former customer of  $33.3 million.
Financial Highlights
As of June 30, 2016, cash and cash equivalents increased to $213.5 million from $197.5 million as of December 31, 2015. We have made progress in reducing our inventories. Inventories were $154.7 million as of June 30, 2016, compared to $245.3 million as of December 31, 2015. Trade receivables increased from $151.2 million as of December 31, 2015 to $184.4 million as of June 30, 2016. The increase in trade receivables was primarily as a result of a reduction of inventories and other factors which we expect to reverse in the coming quarters. Credit risk from trade receivables is substantially mitigated through credit insurance, bank guarantees, letters of credit and other risk mitigation measures.
The following table highlights selected figures on our financial position as at June 30, 2016 and December 31, 2015:
	June 30, 2016	December 31, 2015
	(In thousands, except ratio and per share amounts)
Cash and cash equivalents	$213,477	$197,519
Short-term securities	12,961	170
Trade receivables	184,352	151,229
Tax receivables	19,790	11,705
Other receivables	52,134	14,727
Inventories	154,703	245,345
Total current assets	765,508	785,850
Total current liabilities	459,526	414,562
Current ratio(1)	1.67	1.90
Total assets	987,841	977,351
Short-term bank borrowings	184,282	60,103
Long-term debt	236,481	259,038
Long-term debt-to-equity(1)	0.44	0.47
Total liabilities	639,148	608,151
Shareholders’ equity	346,329	367,192
Net book value per share	5.48	5.81

Note:
(1)
The current ratio is calculated as current assets divided by current liabilities and the long-term debt-to-equity ratio is calculated as long-term debt, less current portion divided by shareholders’ equity.

Letter to Shareholders
(ii)

For the second quarter of 2016, our Operating EBITDA from continuing operations decreased to $9.1 million from $12.9 million for the same quarter of 2015.
Operating EBITDA from continuing operations is defined as income from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment. Operating EBITDA from continuing operations is a non-IFRS financial measure and should not be considered in isolation or as a substitute for performance measures under IFRS. Management uses Operating EBITDA from continuing operations as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measure, primarily because we incur depreciation and depletion from time to time.
The following is a reconciliation of our income from continuing operations to Operating EBITDA from continuing operations.
	Three Months Ended June 30,
	2016	2015
	(In thousands)
Operating EBITDA from continuing operations
Income from continuing operations(1)	$561	$6,065
Income tax expense(2)	1,999	880
Finance costs	4,766	4,562
Amortization, depreciation and depletion	1,727	1,382
Operating EBITDA from continuing operations(3)	$9,053	$12,889

Notes:
(1)
Includes net income attributable to non-controlling interests.

(2)
The income tax paid in cash, excluding resource property revenue taxes, during the second quarter of 2016 was $0.7 million, compared to $1.1 million in the same quarter of 2015.

(3)
There were no impairments for continuing operations in the three months ended June 30, 2016 and 2015.

Credit Lines and Facilities with Banks
We established, utilized and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day finance and supply chain business. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.
As at June 30, 2016, we had credit facilities aggregating $776.3 million comprised of: (i) unsecured revolving credit facilities aggregating $369.6 million from banks. The banks generally charge an interest rate of inter-bank rates plus an interest margin; (ii) revolving credit facilities aggregating $98.6 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a non-recourse specially structured factoring arrangement with a bank for up to a credit limit of  $244.5 million for our supply chain activities. We may factor our receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) foreign exchange credit facilities of  $37.1 million with banks; and (v) secured revolving credit facilities aggregating $26.5 million.
All of these facilities are either renewable on a yearly basis or usable until further notice. Many of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.
We reduced and eliminated certain customer-specific credit facilities for customers with whom we no longer commercially transact, as well as certain credit facilities which were underutilized or in jurisdictions which we are exiting. We continue to evaluate the benefits of certain facilities that may not have strategic long-term relevance to our business and priorities going forward and may modify or eliminate additional facilities in the future. We do not anticipate that this will have a material impact on our overall liquidity.
In addition, we have margin lines with availability at multiple brokers which enable us to hedge industrial products.
Letter to Shareholders
(iii)

Comparison of Book Value to Trading Price of our Shares
On August 12, 2016, our share price closed at US$2.23 which represents a 47% discount to our book value.
	As at June 30, 2016
	Shareholders’ Equity	Equity Per Share	Price(1) to Equity
	(In thousands, except per share and ratio amounts)
Working capital	$305,982	$4.85
Long-term debt, less current portion	(153,498)	(2.43)
Other long-term assets	222,333	3.52
Other long-term liabilities(2)	(28,488)	(0.46)
Shareholders’ equity	$346,329	$5.48	0.53

Notes:
(1)
Closing price of US$2.23 converted to Canadian dollars on August 12, 2016, being $2.89.

(2)
Includes non-controlling interests.

One issue that we face is that a small number of shareholders control approximately fifty five percent (55%) of all of our shares. This causes our shares to trade with both a minority discount and a liquidity discount from their intrinsic value. Until this is resolved, we do not believe that our shares will trade with any real liquidity, which is a major driver to reducing the valuation discount. Without liquidity, our shares will not be attractive to investors except to special interest groups.
We are considering a number of possible actions to resolve this situation in a way that is beneficial to all of our stakeholders, and believe that over time our actions will cause the price of our common shares will merge with intrinsic value.
Stakeholder Communication
Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders:
■
Stakeholders are encouraged to read our entire management’s discussion and analysis for the six months ended June 30, 2016 as set forth in this quarterly report for the three and six months ended June 30, 2016 and our unaudited consolidated financial statements for the three and six months ended June 30, 2016 for a greater understanding of our business and operations.

■
All stakeholders who have questions regarding the information in this quarterly report may call our North American toll free line: 1 (844) 331 3343 or International callers: +1 (604) 662 8873 to book a conference call with members of our senior management. Questions may also be emailed to Rene Randall at rrandall@bmgmt.com.

Respectfully Submitted,

Gerardo Cortina
Chief Executive Officer
Letter to Shareholders
(iv)

MANAGEMENT’S DISCUSSION AND ANALYSIS
Nature of Business
We are a merchant bank with diversified finance and supply chain operations and other investments. We commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected. Our investing activities are generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.
Our business is divided into two operating segments: (i) Finance and Supply Chain, which includes our marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities; and (ii) All Other, which encompasses our corporate and other investments and business interests.
Recent Developments
Sale of Ferrosilicon Plant
In August 2016, we entered into an agreement to sell our interests in Fesil Rana Metall AS, referred to as “Fesil Rana”, our subsidiary that owns a ferrosilicon production facility in Norway, and Nor-Kvarts (Spanish quartz quarries) to Elkem AS, referred to as “Elkem”, for cash consideration approximately equal to net asset value, subject to certain adjustments related to the profitability of Fesil Rana Metall before closing. Elkem is one of the world’s leading companies for environmentally responsible production of materials such as silicon, ferrosilicon, foundry alloys, carbon materials and microsilica. In connection with the transaction, Elkem will also purchase all of our Fesil Rana Metall ferrosilicon inventory for fair market value at closing. The transactions are subject to customary conditions, including regulatory approvals.
Discussion of Operations
The following discussion and analysis of our financial condition and results of operations for the three and six months ended June 30, 2016 and 2015 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes.
General
We are a merchant bank with diversified finance and supply chain operations and other investments.
Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, asset prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in trade finance such as merchant and investment banks, along with other capital sources such as hedge funds, private equity firms, insurance companies and other companies engaged in supply chain activities in Europe, Asia and globally.
Our results of operations for any particular period may also be materially affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.
As previously reported, one of our customers experienced financial difficulties and, in the first quarter of 2016, filed for insolvency. This was an adjusting subsequent event under IAS 10, Events after the Reporting Period, for our year ended December 31, 2015 and, as a result, in connection with the preparation of our audited consolidated financial statements for the year ended December 31, 2015, we had to determine an allowance for credit losses against our receivables due from this former customer and its affiliates and evaluate all other exposures. As a result, in the fourth quarter of 2015, we recorded total credit losses and provisions of  $51.4 million related to this former customer and its affiliates, which included an allowance for trade receivables of  $10.7 million and provisions of  $40.7 million for potential future losses related to guarantees we provided relating to certain prepayment loans made by third-party banks to this former customer to finance off-take contracts for which we were the off-taker. However, we hold various collateral, including guarantees, mortgages and other mitigation securities to recover a significant portion of these losses. We are exercising our rights as we undertake various options to maximize our recoveries. In the second quarter of 2016, we recognized a gain of  $35.1 million related to this former customer as a result of recoveries which resulted in the reversal of previously recognized credit losses. However, to be prudent, we have taken an unallocated reserve related to this former customer of  $33.3 million.
In the first six months of 2016, we recognized a non-cash currency translation adjustment loss of  $20.3 million as a result of the strengthening of the Canadian dollar between December 31, 2015 and June 30, 2016. This contributed to a decline of  $20.9 million in our net book value as at June 30, 2016, compared to December 31, 2015, as set forth below:
	June 30, 2016	December 31, 2015
	(In thousands, except per share amounts)
Net book value	$346,329	$367,192
Net book value per share	5.48	5.81
Prior Periods
In connection with the preparation of our audited financial statements for the year ended December 31, 2015 and after an examination of various historic transactions on a case-by-case basis involving the purchase and subsequent sale of goods to customers or their affiliates, we determined to reclassify $129.9 million and $91.5 million of gross revenues previously recognized for fiscal 2014 and 2013, respectively, along with corresponding costs of sales and services of  $126.3 million and $89.0 million, respectively, for each such period on a net basis where the costs of purchases of goods and revenues from subsequent sales of such goods to these entities were previously recorded on a gross basis. As a result, revenues were reduced by $126.3 million and $89.0 million for 2014 and 2013, respectively, with a corresponding identical reduction to our costs of sales and services for such periods. In connection with the foregoing reclassification, revenues were reduced by $25.5 million and $62.4 million for the first three and six months of 2015, respectively, with a corresponding identical reduction to our costs of sales and services for such periods, and such results have been restated accordingly in the statement of operations in our financial statements for the three and six months ended June 30, 2016. The reclassification had no impact on our net income from operations, cash flow statements or financial position.
In connection with the reclassification of our interest in an iron ore mine to continuing operations, revenues, costs and expenses and income taxes have been re-presented for prior periods as further discussed below.
Discontinued Operations
On September 30, 2015, we classified certain assets, consisting of our hydrocarbon and iron ore interests, as held for sale as their carrying amounts were expected to be recovered principally through a sale transaction rather than through continuing use. These disposal groups have been accounted for as discontinued operations in our interim consolidated financial statements for the three and six months ended June 30, 2016, except for our interest in an iron ore mine, which was reclassified as held for sale as further discussed below.
Please see Notes 2 and 7 to our consolidated financial statements for the three and six months ended June 30, 2016 for further information. Our ability to rationalize assets held for sale and the amount of any proceeds are dependent on commodity prices and other market factors.
Reclassification
Our discontinued operations previously included our interest as lessor under a mining sub-lease of the lands upon which a mine is situated in Newfoundland and Labrador, Canada. In late 2014, the mine owner announced the mine’s closure and, in the second quarter of 2015, the entities operating the mine became party to proceedings under the Companies’ Creditors Arrangement Act, which are continuing and include proceedings respecting minimum payments under our sub-lease. During the current period of 2016, we determined to reclassify this interest under continuing operations as we no longer expect to rationalize it within the next twelve months. As of June 30, 2016, the carrying amount of this interest was $30.0 million with a corresponding deferred tax liability of  $7.8 million and we recognized $3.3 million of royalty payments in connection with this interest in the three and six months ended June 30, 2016, respectively.

Business Environment
Our financial performance is, and our consolidated results in any period can be, materially affected by economic conditions and financial markets generally.
A favourable business environment is characterized by many factors, including a stable geopolitical climate, transparent financial markets, low inflation, low interest rates, availability of credit, low unemployment, strong business profitability and high business and investor confidence. Unfavourable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increase in the cost of credit and capital, increases in inflation, interest rates, exchange rate volatility, outbreaks of hostilities or other geopolitical instability, corporate, political or other scandals that reduce investor confidence in the capital markets or a combination of these or other factors.
Ongoing economic conditions and uncertainties, including slower economic growth in China and continuing economic uncertainty in Europe, continued to impact markets and cause significant volatility in commodity prices in the first half of 2016.
We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro and the United States dollar. Changes in currency rates affect our financial performance and position because our European and United States subsidiaries’ assets, liabilities, revenues and operating costs are denominated in Euros and United States dollars, respectively. Accordingly, a weakening of the Canadian dollar against the Euro and United States dollar would have the effect of increasing the value of such assets, liabilities, revenues and operating costs when translated into Canadian dollars, our reporting currency. Conversely, a strengthening of the Canadian dollar against these currencies would have the effect of decreasing such values.
As at June 30, 2016, the Canadian dollar had strengthened by 4.7% against the Euro from the end of 2015. Such strengthening negatively impacted our asset values (net of liabilities) reported in Canadian dollars as at June 30, 2016. As a result, we recognized a net $20.3 million currency translation adjustment loss accumulated under other comprehensive income within equity in the first half of 2016, compared to a net $37.6 million currency translation adjustment gain in the first half of 2015.
Results of Operations
Summary of Quarterly Results
The following tables provide selected unaudited financial information for the most recent eight quarters:
	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
		(Re-presented(1))	(Re-presented(1))	(Re-presented(1))
	(In thousands, except per share amounts)
Gross revenues	$326,236	$350,005	$406,164	$404,513
Net income (loss) from continuing operations(2)	321	409	(48,452)(3)	(163,526)(4)
Earnings (loss) from continuing operations, per share
Basic	0.01	0.01	(0.77)(3)	(2.59)(4)
Diluted	0.01	0.01	(0.77)(3)	(2.59)(4)
Net loss(2)	(636)	(61)	(111,807)(3)(5)	(392,208)(6)
(Loss) earnings, per share
Basic	(0.01)	—	(1.77)(3)(5)	(6.21)(6)
Diluted	(0.01)	—	(1.77)(3)(5)	(6.21)(6)

Notes:
(1)
In connection with the reclassification of our royalty interest to continuing operations, revenues, costs and expenses and income taxes have been re-presented for these prior periods.

(2)
Attributable to our shareholders.

(3)
Includes losses of  $51.4 million related to a customer that filed for insolvency in February 2016 (please see “Discussion of Operations – General” for further information), $9.9 million on long-term off-take agreements entered into by a subsidiary acquired in 2014, which have since been terminated, and the reversal of non-cash impairment losses of  $30.0 million and recognition of a deferred tax liability of  $7.8 million in connection with our iron ore royalty interest.

(4)
Includes non-cash impairments of  $218.2 million, before an income tax recovery of  $54.3 million recognized on our iron ore royalty interest.

(5)
Includes non-cash impairments of  $52.9 million recognized on our hydrocarbon properties.

(6)
Includes non-cash impairments of  $143.6 million, before a reduction of deferred tax assets of  $50.9 million, and $27.4 million, before an income tax recovery of  $nil, respectively, recognized on our hydrocarbon properties and iron ore interests.

	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
	(Re-presented(1))	(Re-presented(1))	(Re-presented(1))	(Re-presented(1))
	(In thousands, except per share amounts)
Gross revenues	$420,280	$350,370	$349,930	$367,208
Net income (loss) from continuing operations(2)	5,815	5,878	5,020	(1,973)
Earnings (loss) from continuing operations, per share
Basic	0.09	0.09	0.08	(0.03)
Diluted	0.09	0.09	0.08	(0.03)
Net income (loss)(2)	8,549	7,836	(21,797)(3)	6,990
Earnings (loss), per share
Basic	0.14	0.12	(0.35)	0.11
Diluted	0.14	0.12	(0.35)	0.11

Notes:
(1)
In connection with the reclassification of our royalty interest to continuing operations, revenues, costs and expenses and income taxes have been re-presented for these prior periods.

(2)
Attributable to our shareholders.

(3)
Includes a non-cash impairment of interests in resource properties of  $33.2 million before an income tax recovery of  $8.4 million.

Three Months Ended June 30, 2016 Compared to Three Months Ended June 30, 2015
The following table sets forth our selected operating results and other financial information for each of the periods indicated:
	Three Months Ended June 30,
	2016	2015
		(Restated(1))
	(In thousands, except per share amounts)
Gross revenues	$326,236	$420,280
Costs and expenses	323,676	413,335
Costs of sales and services	299,172	384,288
Selling, general and administrative expenses	21,335	21,337
Finance costs	4,766	4,562
Exchange differences on foreign currency transactions, net gain (loss)	1,597	(3,148)
Net income from continuing operations(2)	321	5,815
Net (loss) income from discontinued operations(2)	(957)	2,734
Net (loss) income(2)	(636)	8,549
Earnings per share from continuing operations:
Basic	0.01	0.09
Diluted	0.01	0.09
(Loss) earnings per share:
Basic	(0.01)	0.14
Diluted	(0.01)	0.14

Notes:
(1)
Revenues and costs of sales and services for the period have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such period. Please see “Discussion of Operations – Prior Periods” for further information. In addition, in connection with the reclassification of our royalty interest to continuing operations, revenues, costs and expenses and income taxes have been re-presented for this period.

(2)
Attributable to our shareholders.

The following is a breakdown of our gross revenues by activity for each of the periods indicated:
	Three Months Ended June 30,
	2016	2015
		(Restated(1))
	(In thousands)
Gross Revenues:
Finance and supply chain	$315,495	$411,738
All other	10,741	8,542
	$326,236	$420,280

Note:
(1)
Revenues for the period have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such period. Please see “Discussion of Operations – Prior Periods” for further information. In addition, in connection with the reclassification of our royalty interest to continuing operations, revenues have been re-presented for this period.

For the second quarter of 2016, our proportionate revenues by product were: (i) 31% steel products; (ii) 41% minerals, chemicals and alloys; (iii) 24% metals; and (iv) 4% other. In the second quarter of 2016, 65% of our revenues were from Europe, 20% were from the Americas and 15% were from Asia and other regions.
Based upon the average exchange rates for the three months ended June 30, 2016, the Canadian dollar weakened by approximately 6.6% in value against the Euro compared to the average exchange rates for the same period of 2015.
Revenues for the second quarter of 2016 decreased to $326.2 million from $420.3 million in the same quarter of 2015, primarily as a result of the exiting of certain product lines, partially offset by the positive impact of the weaker Canadian dollar against the Euro in the second quarter of 2016. As a substantial portion of our revenues are generated in Euros, the weakening of the Canadian dollar against the Euro positively impacted our revenues in the second quarter of 2016 when such Euro-denominated revenues were translated to Canadian dollars.
Revenues for our finance and supply chain business for the second quarter of 2016 decreased to $315.5 million from $411.7 million in the same quarter of 2015, primarily as a result of the exiting of certain product lines, partially offset by the positive impact of the weaker Canadian dollar against the Euro in the second quarter of 2016.
Revenues for our all other segment were $10.7 million in the second quarter of 2016, compared to $8.5 million in the same quarter of 2015.
Costs of sales and services decreased to $299.2 million during the second quarter of 2016 from $384.3 million for the same period in 2015, primarily as a result of the exiting of certain product lines, partially offset by the positive impact of the weaker Canadian dollar against the Euro in the second quarter of 2016. The following is a breakdown of our costs of sales and services for each of the periods indicated:
	Three Months Ended June 30,
	2016	2015
		(Restated(1))
	(In thousands)
Supply chain products and services	$292,902	$383,506
Credit losses on loans and receivables	599	110
Market value decrease (increase) on commodity inventories	1,736	(1,815)
Gain on derivative contracts, net	(17)	(711)
Loss on trading securities	37	29
Other	3,915	3,169
Total costs of sales and services	$299,172	$384,288

Note:
(1)
Costs of sales and services for the period have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such period. Please see “Discussion of Operations – Prior Periods” for further information.

Selling, general and administrative expenses were $21.3 million in each of the second quarters of 2016 and 2015.
In the second quarter of 2016, finance costs marginally increased to $4.8 million from $4.6 million in the same quarter of 2015.
In the second quarter of 2016, we recognized a net foreign currency transaction gain of  $1.6 million, compared to a net foreign currency transaction loss of  $3.1 million in the same quarter of 2015, in the consolidated statement of operations. The foreign currency transaction gain represents exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.
We recognized an income tax expense of  $2.0 million in the second quarter of 2016, compared to $0.9 million in the same quarter of 2015. The income tax paid in cash, excluding resource property revenue taxes, during the second quarter of 2016 was $0.7 million, compared to $1.1 million in the same quarter of 2015.
In the second quarter of 2016, our net income attributable to shareholders from continuing operations was $0.3 million, or $0.01 per share on a basic and diluted basis, compared to $5.8 million, or $0.09 per share on a basic and diluted basis, in the same quarter of 2015.
Our revenues from discontinued operations were $3.2 million for the second quarter of 2016, compared to $15.6 million for the same quarter of 2015. The decrease was primarily the result of our disposition of a 95% economic interest in certain hydrocarbon properties in the fourth quarter of 2015 and a decrease in natural gas prices and volumes. Our costs and expenses for discontinued operations decreased to $4.6 million in the second quarter of 2016, compared to $18.6 million in the same quarter of 2015, primarily as a result of our disposition of a 95% economic interest in certain hydrocarbon properties in the fourth quarter of 2015 and a decrease in natural gas volumes.
In the second quarter of 2016, our loss from discontinued operations was $1.0 million, or $0.02 per share on a basic and diluted basis, compared to income from discontinued operations of  $2.7 million, or $0.05 per share, for the same quarter in 2015.
In the second quarter of 2016, our net loss attributable to shareholders was $0.6 million, or $0.01 per share on a basic and diluted basis, compared to net income attributable to shareholders of  $8.5 million, or $0.14 per share on a basic and diluted basis, in the same quarter of 2015.
For the second quarter of 2016, our Operating EBITDA from continuing operations decreased to $9.1 million from $12.9 million for the same quarter of 2015.
The following is a reconciliation of our income from continuing operations to Operating EBITDA from continuing operations.
	Three Months Ended June 30,
	2016	2015
	(In thousands)
Operating EBITDA from continuing operations
Income from continuing operations(1)	$561	$6,065
Income tax expense(2)	1,999	880
Finance costs	4,766	4,562
Amortization, depreciation and depletion	1,727	1,382
Operating EBITDA from continuing operations(3)	$9,053	$12,889

Notes:
(1)
Includes net income attributable to non-controlling interests.

(2)
The income tax paid in cash, excluding resource property revenue taxes, during the second quarter of 2016 was $0.7 million, compared to $1.1 million in the same quarter of 2015.

(3)
There were no impairments for continuing operations in the three months ended June 30, 2016 and 2015.

Please see “Non-IFRS Financial Measures” for additional information.

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015
The following table sets forth our selected operating results and other financial information for each of the periods indicated:
	Six Months Ended June 30,
	2016	2015
		(Restated(1))
	(In thousands, except per share amounts)
Gross revenues	$676,241	$770,650
Costs and expenses	671,754	754,447
Costs of sales and services	626,461	703,314
Selling, general and administrative expenses	41,255	40,158
Finance costs	9,082	9,349
Exchange differences on foreign currency transactions, net gain (loss)	5,044	(1,626)
Net income from continuing operations(2)	730	11,692
Net (loss) income from discontinued operations(2)	(1,427)	4,693
Net (loss) income(2)	(697)	16,385
Earnings per share from continuing operations:
Basic	0.01	0.19
Diluted	0.01	0.19
(Loss) earnings per share:
Basic	(0.01)	0.26
Diluted	(0.01)	0.26

Notes:
(1)
Revenues and costs of sales and services for the period have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such period. Please see “Discussion of Operations – Prior Periods” for further information. In addition, in connection with the reclassification of our royalty interest to continuing operations, revenues, costs and expenses and income taxes have been re-presented for this period.

(2)
Attributable to our shareholders.

The following is a breakdown of our gross revenues by activity for each of the periods indicated:
	Six Months Ended June 30,
	2016	2015
		(Restated(1))
	(In thousands)
Gross Revenues:
Finance and supply chain	$656,201	$753,899
All other	20,040	16,751
	$676,241	$770,650

Note:
(1)
Revenues for the period have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such period. Please see “Discussion of Operations – Prior Periods” for further information. In addition, in connection with the reclassification of our royalty interest to continuing operations, revenues have been re-presented for this period.

For the first half of 2016, our proportionate revenues by product were: (i) 28% steel products; (ii) 44% minerals, chemicals and alloys; (iii) 21% metals; and (iv) 7% other. In the first half of 2016, 63% of our revenues were from Europe, 23% were from the Americas and 14% were from Asia and other regions.
Based upon the average exchange rates for the six months ended June 30, 2016, the Canadian dollar weakened by approximately 7.2% in value against the Euro compared to the average exchange rates for the same period of 2015.

Revenues for the first half of 2016 decreased to $676.2 million from $770.7 million in the same period of 2015, primarily as a result the exiting of certain product lines, partially offset by the positive impact of the weaker Canadian dollar against the Euro in the first half of 2016. As a substantial portion of our revenues are generated in Euros, the weakening of the Canadian dollar against the Euro positively impacted our revenues in the first half of 2016 when such Euro-denominated revenues were translated to Canadian dollars.
Revenues for our finance and supply chain business for the first half of 2016 decreased to $656.2 million from $753.9 million in the same period of 2015, primarily as a result of the exiting of certain product lines, partially offset by the positive impact of the weaker Canadian dollar against the Euro in the first half of 2016.
Revenues for our all other segment were $20.0 million in the first half of 2016, compared to $16.8 million in the same period of 2015.
Costs of sales and services decreased to $626.5 million during the first half of 2016 from $703.3 million for the same period in 2015, primarily as a result of the exiting of certain product lines, partially offset by the positive impact of the weaker Canadian dollar against the Euro in the first half of 2016. The following is a breakdown of our costs of sales and services for each of the periods indicated:
	Six Months Ended June 30,
	2016	2015
		(Restated(1))
	(In thousands)
Supply chain products and services	$617,283	$697,611
Credit losses on loans and receivables	983	142
Market value increase on commodity inventories	775	(2,098)
(Gain) loss on derivative contracts, net	(269)	1,603
Loss on trading securities	80	56
Other	7,609	6,000
Total costs of sales and services	$626,461	$703,314

Note:
(1)
Costs of sales and services for the period have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such period. Please see “Discussion of Operations – Prior Periods” for further information.

Selling, general and administrative expenses increased marginally to $41.3 million in the first half of 2016 from $40.2 million in the same period of 2015, primarily due to the impact of the weaker Canadian dollar against the Euro in the first half of 2016.
In the first half of 2016, finance costs slightly decreased to $9.1 million from $9.3 million in the same period of 2015.
In the first half of 2016, we recognized a net foreign currency transaction gain of  $5.0 million, compared to a net foreign currency transaction loss of  $1.6 million in the same period of 2015, in the consolidated statement of operations. The foreign currency transaction gain represents exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.
We recognized an income tax expense of  $3.2 million in the first half of 2016, compared to $3.9 million in the same period of 2015. The income tax paid in cash, excluding resource property revenue taxes, during the first half of 2016 was $2.1 million, compared to $2.9 million in the same period of 2015.
In the first half of 2016, our net income attributable to shareholders from continuing operations was $0.7 million, or $0.01 per share on a basic and diluted basis, compared to $11.7 million, or $0.19 per share on a basic and diluted basis, in the same period of 2015.
Our revenue from discontinued operations was $10.8 million for the first half of 2016, compared to $43.5 million for the same period of 2015. The decrease was primarily the result of our disposition of a 95% economic interest in certain hydrocarbon properties in the fourth quarter of 2015 and a decrease in natural gas prices and volumes. Our costs and expenses for discontinued operations were $12.3 million in the first half of 2016, compared to $43.1 million in the same period of 2015, primarily as a result of our disposition of a 95% economic interest in certain hydrocarbon properties in the fourth quarter of 2015 and a decrease in natural gas volumes.
In the first half of 2016, our loss from discontinued operations was $1.4 million, or $0.02 per share on a basic and diluted basis, compared to income from discontinued operations of  $4.7 million, or $0.07 per share, for the same period in 2015.
In the first half of 2016, our net loss attributable to shareholders was $0.7 million, or $0.01 per share on a basic and diluted basis, compared to net income attributable to shareholders of  $16.4 million, or $0.26 per share on a basic and diluted basis, in the same period of 2015.
For the first half of 2016, our Operating EBITDA from continuing operations decreased to $17.4 million from $28.2 million for the same period of 2015.
The following is a reconciliation of our income from continuing operations to Operating EBITDA from continuing operations.
	Six Months Ended June 30,
	2016	2015
	(In thousands)
Operating EBITDA from continuing operations
Income from continuing operations(1)	$1,301	$12,303
Income tax expense(2)	3,186	3,900
Finance costs	9,082	9,349
Amortization, depreciation and depletion	3,786	2,662
Operating EBITDA from continuing operations(3)	$17,355	$28,214

Notes:
(1)
Includes net income attributable to non-controlling interests.

(2)
The income tax paid in cash, excluding resource property revenue taxes, during the first half of 2016 was $2.1 million, compared to $2.9 million in the same period of 2015.

(3)
There were no impairments for continuing operations in the six months ended June 30, 2016 and 2015.

Please see “Non-IFRS Financial Measures” for additional information.
Liquidity and Capital Resources
General
Our objectives when managing capital are:
•
to safeguard our ability to continue as a going concern so that we can continue to provide returns for shareholders and benefits for other stakeholders;

•
to provide an adequate return to our shareholders by pricing products and services commensurately with the level of risk; and

•
to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk.

We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust this capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
Consistent with others in our industry, we monitor capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio. The net debt-to-equity ratio is calculated as net debt divided by shareholders’ equity. Net debt is calculated as total debt less cash and cash equivalents. The long-term debt-to-equity ratio is calculated as long-term debt, less current portion divided by shareholders’ equity. The computations are based on continuing operations.

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:
	June 30, 2016	December 31, 2015
	(In thousands, except ratio amounts)
Total long-term debt	$236,481	$259,038
Less: cash and cash equivalents	(213,477)	(197,519)
Net debt	23,004	61,519
Shareholders’ equity	346,329	367,192
Net debt-to-equity ratio	0.07	0.17
There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at June 30, 2016 and December 31, 2015. The net debt-to-equity was 0.07 as at June 30, 2016 and was 0.17 as at December 31, 2015.
The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:
	June 30, 2016	December 31, 2015
	(In thousands, except ratio amounts)
Long-term debt, less current portion	$153,498	$174,333
Shareholders’ equity	346,329	367,192
Long-term debt-to-equity ratio	0.44	0.47
During the six months ended June 30, 2016, our strategy, which remained unchanged from the prior period, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at manageable levels. Our long-term debt-to-equity ratio was 0.44 as at June 30, 2016 and was 0.47 as at December 31, 2015.
Cash Flows
Due to the number of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. Please see the discussion on our financial position, short-term bank loans, facilities and long-term debt below.
The finance and supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for our working capital, proprietary investments and general and administrative expenses.
Working capital levels fluctuate throughout the year and are affected by the level of our finance and supply chain operations, the markets and prices for commodities, the timing of collection of receivables and the payment of payables and expenses. Changes in the volume of transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand and credit facility amounts and we believe that we have sufficient cash flows from operations, cash on hand and credit availability to meet our working capital and other requirements as well as unexpected cash demands.
The following table presents a summary of cash flows for our continuing operations for each of the periods indicated:
	Six months ended June 30,
	2016	2015
		(Re-presented(1))
	(In thousands)
Cash flows provided by continuing operating activities	$74,532	$2,667
Cash flows used in continuing investing activities	$(26,910)	$(3,412)
Cash flows used in continuing financing activities	$(10,549)	$(17,401)
Exchange rate effect on cash and cash equivalents	$(12,990)	$7,283
Increase (decrease) in cash and cash equivalents	$15,958	$(32,944)

Note:
(1)
In connection with the reclassification of our royalty interest to continuing operations, cash flows from operating activities have been re-presented for this period.

Cash Flows from Continuing Operating Activities
Operating activities provided cash of  $74.5 million in the first half of 2016, compared to $2.7 million in the same period of 2015. In the first half of 2016, an increase in short-term bank borrowings provided cash of $130.4 million, compared to decrease in short-term bank borrowings using cash of  $13.8 million in the same period of 2015. An increase in receivables used cash of  $87.9 million in the first half of 2016, compared to a decrease in receivables providing cash of  $36.4 million in the same period of 2015. A decrease in inventories provided cash of  $81.6 million in the first half of 2016, compared to $4.5 million in the same period of 2015. A decrease in account payables and accrued expenses used cash of  $56.4 million in the first half of 2016, compared to $40.8 million in the same period of 2015. A decrease in deposits, prepaid and other provided cash of  $5.6 million in the first half of 2016, compared to $0.7 million in the same period of 2015. In the first half of 2016, an increase in assets held for sale used cash of  $1.3 million.
Cash Flows from Continuing Investing Activities
Investing activities used cash of  $26.9 million in the first half of 2016, primarily in connection with our acquisition of the MFC Merchant Bank Ltd., referred to as the “Bank”, compared to $3.4 million in the same period of 2015. The acquisition of the Bank, net of cash and cash equivalents acquired, used cash of $23.9 million in the first half of 2016. In the first half of 2016, purchases of property, plant and equipment used net cash of  $1.7 million, compared to $3.0 million in the same period of 2015.
Cash Flows from Continuing Financing Activities
Net cash used by financing activities was $10.5 million in the first half of 2016, compared to $17.4 million in the same period of 2015. A net decrease in debt used cash of  $10.5 million in the first half of 2016, compared to $11.8 million in the same period of 2015. In the first half of 2015, dividends paid to our shareholders used cash of  $4.4 million in connection with the fourth instalment of our 2014 dividend.
Cash Flows from Discontinued Operations
Discontinued operating activities provided cash of  $1.8 million in the first half of 2016, compared to using cash of  $12.5 million in the same period of 2015.
Discontinued investing activities provided cash of  $0.1 million in the first half of 2016, compared to using cash of  $0.2 million in the same period of 2015.
Discontinued financing activities used cash of  $10.0 million in the first half of 2016, primarily in connection with debt repayment, compared to $9.3 million in the same period of 2015.

Financial Position
The following table sets out our selected financial information as at the dates indicated:
	June 30, 2016	December 31, 2015
	(In thousands)
Cash and cash equivalents	$213,477	$197,519
Short-term cash deposits	191	233
Short-term securities	12,961	170
Securities – derivatives	5,431	5,555
Restricted cash	406	639
Trade receivables	184,352	151,229
Tax receivables	19,790	11,705
Other receivables	52,134	14,727
Inventories	154,703	245,345
Real estate held for sale	1,079	1,130
Deposits, prepaid and other	15,141	21,442
Assets held for sale	105,843	136,156
Total assets	987,841	977,351
Working capital	305,982	371,288
Short-term bank borrowings	184,282	60,103
Debt, current portion	82,983	84,705
Account payables and accrued expenses	116,419	174,812
Income tax liabilities	3,370	3,809
Liabilities relating to assets held for sale	69,167	87,579
Long-term debt, less current portion	153,498	174,333
Deferred income tax liabilities	21,026	13,711
Shareholders’ equity	346,329	367,192
We maintain an adequate level of liquidity, with a portion of our assets held in cash and cash equivalents and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use this liquidity in client-related services by acting as a financial intermediary for third parties (e.g., by acquiring a position or assets and reselling such position or assets) and for our own proprietary trading and investing activities.
As at June 30, 2016, cash and cash equivalents increased to $213.5 million from $197.5 million as at December 31, 2015.
Trade receivables and other receivables were $184.4 million and $52.1 million, respectively, as at June 30, 2016, compared to $151.2 million and $14.7 million, respectively, as at December 31, 2015. The increase in trade receivables was primarily as a result of a reduction in inventories and other factors, which we expect to reverse as collections occur, and the increase in other receivables was primarily the result of the recognition of receivables after receiving confirmation of future payment on risk mitigation securities in relation to an insolvent customer. See “Discussion of Operations – General” for further information. Credit risk from trade receivables is substantially mitigated through credit insurance, bank guarantees, letters of credit and other risk mitigation measures.
Inventories decreased to $154.7 million as at June 30, 2016, from $245.3 million as at December 31, 2015, primarily as a result of the decision to rationalize certain product lines and geographies. $66.9 million of our inventories were contracted at fixed prices or hedged as at June 30, 2016, of which $9.4 million and $57.4 million of such inventories were initially financed by suppliers and short-term bank borrowings, respectively.

Assets held for sale, consisting of our discontinued operations, were $105.8 million as at June 30, 2016, which consisted primarily of certain hydrocarbon properties, compared to $136.2 million, as at December 31, 2015. Our royalty interest of  $30.0 million was removed from assets held for sale and classified under non-current assets as at June 30, 2016 in connection with its reclassification to continuing operations.
Deposits, prepaid and other assets were $15.1 million as at June 30, 2016, compared to $21.4 million as at December 31, 2015.
We had short-term securities of  $13.0 million as at June 30, 2016, compared to $0.2 million as at December 31, 2015. The increase was primarily as a result of purchases during the normal course of business.
Tax receivables, consisting primarily of refundable value-added taxes, were $19.8 million as at June 30, 2016, compared to $11.7 million as at December 31, 2015.
We had short-term financial assets relating to derivatives of  $5.4 million as at June 30, 2016, compared to $5.6 million as at December 31, 2015. We had current liabilities relating to derivatives of  $3.3 million as at June 30, 2016, compared to $3.6 million as at December 31, 2015. We had long-term liabilities relating to derivatives of  $0.6 million as at June 30, 2016, compared to $0.7 million as at December 31, 2015. Such derivatives relate to commodities and currencies.
Account payables and accrued expenses were $116.4 million as at June 30, 2016, compared to $174.8 million as at December 31, 2015. The decrease was primarily due to repayments.
As at June 30, 2016, we had liabilities relating to assets held for sale of  $69.2 million, which included decommissioning obligations, bank debt and other liabilities associated with such assets, compared to $87.6 million as at December 31, 2015.
Our short-term bank borrowings increased to $184.3 million as at June 30, 2016, from $60.1 million as at December 31, 2015. The increase was primarily to finance the increase in trade receivables and the payments of account payables and accrued expenses. Total long-term debt decreased to $236.5 million as at June 30, 2016, from $259.0 million as at December 31, 2015.
As at June 30, 2016, we had deferred income tax liabilities of  $21.0 million, compared to $13.7 million as at December 31, 2015. The increase was primarily as a result of the reclassification of our royalty interest as set forth above.
Short-Term Bank Loans and Facilities
As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day structured solutions and supply chain business. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.
As at June 30, 2016, we had credit facilities aggregating $776.3 million comprised of: (i) unsecured revolving credit facilities aggregating $369.6 million from banks. The banks generally charge an interest rate of inter-bank rates plus an interest margin; (ii) revolving credit facilities aggregating $98.6 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a non-recourse specially structured factoring arrangement with a bank for up to a credit limit of  $244.5 million for our supply chain activities. We may factor our receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) foreign exchange credit facilities of  $37.1 million with banks; and (v) secured revolving credit facilities aggregating $26.5 million. All of these facilities are either renewable on a yearly basis or usable until further notice. A substantial portion of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.
In the first half of 2016, we reduced and eliminated certain customer- and subsidiary-specific credit facilities in which we no longer commercially transact as well as certain foreign exchange credit facilities which were underutilized. We continue to evaluate the benefits of certain facilities that may not have strategic long-term relevance to our business and priorities going forward and may modify or eliminate additional facilities in the future. We do not anticipate that this will have a material impact on our corporate vision or our liquidity.
In addition, we have margin lines with availability at multiple brokers, which enable us to hedge industrial products.

Long-Term Debt
Other than lines of credit drawn and as may be outstanding for trade financing and structured solutions activities, as at June 30, 2016, the maturities of long-term debt were as follows:
Maturity	Principal	Interest	Total
	(In thousands)
12 months	$82,983	$5,895	$88,878
12 – 24 months	34,488	4,218	38,706
24 – 36 months	39,459	3,036	42,495
36 – 48 months	25,443	1,976	27,419
48 – 60 months	25,443	1,104	26,547
Thereafter	28,665	1,017	29,682
	$236,481	$17,246	$253,727

We expect our maturing debt to be satisfied primarily through the settlement of underlying supply chain transactions, trade financing transactions, including structured solutions transactions, cash on hand and cash flows from operations. Much of our maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with new facilities depending upon particular capital requirements.
Future Liquidity
To achieve the long-term goals of expanding our assets and earnings, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.
Foreign Currency
Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.
We translate subsidiaries’ assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rate as at the dates of the transactions. As a substantial amount of revenues is generated in Euros, the financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period. In addition, we also have exposure to the Chinese yuan and the United States dollar.
In the six months ended June 30, 2016, we reported a net $20.3 million currency translation adjustment loss under other comprehensive loss within equity. This compared to a net gain of  $37.6 million in the same period of 2015. This currency translation adjustment did not affect our profit and loss statement. The increased loss in the first half of 2016 was primarily a result of the strengthening of the Canadian dollar against the Euro from the end of 2015.

Contractual Obligations
The following table sets out our contractual obligations and commitments from continuing operations as at December 31, 2015 in connection with our long-term liabilities.
	Payments Due by Period(1)
	(In thousands)
Contractual Obligations(2)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Long-term debt obligations, including interest	$92,038	$88,506	$60,545	$40,304	$281,393
Operating lease obligations	2,006	2,975	2,580	1,266	8,827
Purchase obligations	71,865	—	—	—	71,865
Other long-term liabilities	—	504	177	—	681
Total	$165,909	$91,985	$63,302	$41,570	$362,766

Notes:
(1)
Undiscounted.

(2)
This table does not include non-financial instrument liabilities, guarantees and liabilities relating to assets held for sale.

There have been no other significant changes to the foregoing since December 31, 2015. Please refer to “Liquidity and Capital Resources – Long-Term Debt” for the maturities of our long-term debt, as at June 30, 2016.
Risk Management
Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market; credit; liquidity; operational; legal and compliance; new business; reputational; and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.
Inflation
We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.
Application of Critical Accounting Policies
The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 1 to our audited consolidated financial statements for the year ended December 31, 2015 for a discussion of the significant accounting policies.
The following accounting policies are the most important to our ongoing financial condition and results of operations from continuing operations:

Allowance for Credit Losses
We apply credit risk assessment and valuation methods to our trade and other receivables. Credit losses arise primarily from receivables but may also relate to other credit instruments issued by or on our behalf, such as guarantees and letters of credit. An allowance for credit losses is increased by provisions which are charged to income and reduced by write-offs net of any recoveries.
Provisions are established on an individual receivable basis as well as on gross customer exposures. A country risk provision may be made based on exposures in less developed countries and on our management’s overall assessment of the underlying economic conditions in those countries.
Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects our management’s best estimate of the losses in our receivables and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, which involves a significant degree of judgement and a high level of estimation uncertainty. The input factors include our legal rights and obligations under all the contracts and the expected future cash flows from the receivables and their collateral, which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the receivables. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term and could result in a significant change to a recognized allowance.
In addition, we also provide credit losses for our credit exposures arising from guarantees we issued. The loss assessment process, as well as the exercise of judgment and estimation uncertainty, is similar to the preceding paragraph.
Classification of Assets Held for Sale
We apply judgment to determine whether an asset (disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year or the extension period in certain circumstances, our management reviews the business and economic factors, both macro and micro, which include industry trends and capital markets. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.
Non-Cash Impairment of Non-Financial Assets
We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we estimate the recoverable amount of the asset. In assessing whether there is any indication that an asset may be impaired, we consider, as a minimum, the following indications:
External sources of information
(a)
during the period, the asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use;

(b)
significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

(c)
market interest rates or other market rates of return on investments have increased during the period and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;

(d)
the carrying amount of the net assets of the entity is more than its market capitalization;

Internal sources of information
(e)
evidence is available of obsolescence or physical damage of an asset;

(f)
significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date and reassessing the useful life of an asset as finite rather than indefinite; and
(g)
evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

Income Taxes
Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.
Our tax filings are also subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash flows from operating activities.
We currently have deferred income tax assets, which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred income tax assets are based upon various judgments, assumptions and estimates. We assess the realization of these deferred income tax assets on a periodic basis to determine to what extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. We determine whether it is probable that all or a portion of the deferred income tax assets will be realized, based on currently available information, including, but not limited to, the following:
•
the history of the tax loss carry-forwards and their expiry dates;

•
future reversals of temporary differences;

•
our projected earnings; and

•
tax planning opportunities.

On the reporting date, we also reassess unrecognized deferred income tax assets. We recognize a previously unrecognized deferred income tax asset to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.
We provide for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on our management’s assessment of exposures. We do not recognize the full deferred income tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional tax liability.
New Standards and Interpretations Adopted and Not Yet Adopted
IFRS 9, Financial Instruments, referred to as “IFRS 9”, issued in July 2014 is the IASB’s replacement of IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted. Management has decided not to early apply IFRS 9 and is currently assessing the impacts of IFRS 9 on our consolidated financial statements.
IFRS 15, Revenue from Contracts with Customers, referred to as “IFRS 15”, specifies how and when an entity will recognize revenue and requires such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles-based five-step model to be applied to all contracts with customers. IFRS 15 was issued in May 2014 and applies to annual periods beginning on or after January 1, 2018. Management is currently assessing the impacts of IFRS 15 on our consolidated financial statements.
IFRS 16, Leases, referred to as “IFRS 16”, issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees under a single model that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases, and related interpretations, and is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15 has also been applied. Management is currently assessing the impacts of IFRS 16 on our consolidated financial statements.
Amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures, were issued in September 2014 and are to be applied prospectively. The amendments require that upon loss of control of a subsidiary during its transfer to an associate or joint venture, full gain recognition on the transfer is appropriate only if the subsidiary meets the definition of a business in IFRS 3, Business Combinations. Otherwise, gain recognition is appropriate only to the extent of third party ownership of the associate or joint venture. In December 2015, the IASB postponed the effective date of these amendments indefinitely, pending the outcome of its research project on the equity method of accounting, though earlier application is permitted. Adoption of these amendments is not expected to have significant impact on our consolidated financial statements.
Amendments to IAS 7, Statement of Cash Flows, were issued in January 2016 and require that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. The IASB defines liabilities arising from financing activities as liabilities “for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities”. The new disclosure requirements also relate to changes in financial assets if they meet the same definition. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities. The amendments are effective for annual periods beginning on or after January 1, 2017 on a prospective basis. Earlier application is permitted.
Transactions with Related Parties
Other than as disclosed herein, to the best of our knowledge, since January 1, 2016, there have been no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
In the normal course of operations, we enter into transactions with related parties, which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. Our affiliates also include certain of our directors, our President, Chief Executive Officer, Chief Financial Officer, Treasurer, Chief Operating Officer and their close family members.
As at June 30, 2016, we had receivables of  $22,000 due from related parties arising in the normal course of business.
Financial and Other Instruments
We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices that may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.
We use derivative instruments to manage certain exposures to commodity price and currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivatives are often very volatile, as they are highly leveraged, given that margin requirements are relatively low in proportion to their notional amounts.

Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize is not effective, we may incur losses.
Please refer to Note 26 of our annual consolidated financial statements for the year ended December 31, 2015 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2015.
Outstanding Share Data
Our share capital consists of an unlimited number of common shares, class A common shares, and class A preference shares, issuable in series. Our common shares are listed on the NYSE under the symbol “MFCB”. As of August 12, 2016, we had 63,142,272 common shares, 200,000 stock options and no share purchase warrants issued and outstanding.
Disclosure Controls and Procedures
We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 – Certification of Disclosure in Issuers, referred to as “NI 52-109”, as at June 30, 2016. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
Changes in Internal Control over Financial Reporting
We maintain internal controls over financial reporting that have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS, as required by NI 52-109.
Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).
Previously Identified Material Weakness
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
As previously reported, as of December 31, 2015, our management concluded that our internal controls over financial reporting were not effective due to material weaknesses identified, respecting design deficiencies relating to: (i) interpretations for complex accounting on contingent liabilities, collateral and risk mitigation assets stemming from structured trade finance transactions. Specifically, the insolvency of a customer subsequent to 2015 resulted in management having to evaluate and measure certain receivables and contingent liabilities as at December 31, 2015; and (ii) the determination of the presentation of revenue and costs of sales on a gross or net basis, which resulted in revenues and costs of sales being recast for prior periods. The internal controls over the assessment of these items and the related entity level controls were not sufficiently designed to address the risks of potential misstatement. These material weaknesses could have resulted in the overstatement of assets and understatement of credit losses in the consolidated financial statements as at and for the year ended December 31, 2015 and resulted in the restatement of revenues and costs of sales for comparative periods. As these were identified prior to filing, they did not result in misstatements in the consolidated financial statements for the year ended December 31, 2015 or the current period.
Remediation Plan
Our management has been actively engaged in the implementation of remediation efforts to address the material weaknesses identified above. We have responded to specific control deficiencies as they were identified and implemented remediation plans to address any issues, including: (i) enhancing the design and documentation of management review controls in order to enhance the precision at which management review controls operate; (ii) improving the documentation of internal control procedures; and (iii) enhancing the evaluation of revenue determinations.
As a result of these remediation efforts, our management has determined that the above material weaknesses have been remediated as of the date hereof.
Other than as described above, there were no changes in our internal control over financial reporting that occurred during the six months ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Inherent Limitations on Effectiveness of Controls
Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
Legal Proceedings
We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including a currently ongoing audit by the Canadian taxation authority of our domestic and international transactions covering the years ended December 31, 2006 to April 19, 2013. Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current assessments are materially incorrect or if we are unable to resolve any of these matters favorably, there may be a material adverse impact on our financial performance, cash flows or results of operations.
Risk Factors
Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as “anticipate”, “could”, “project”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also discussions of strategy that involve risks and uncertainties share this “forward-looking” character.
There are a number of important factors, many of which are beyond our control, that could harm our business, operating or financial condition or that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. These factors include, but are not limited to, the following:
•
our financial results may fluctuate substantially from period to period;

•
our earnings and, therefore, our profitability may be affected by price volatility in our various products;

•
a weak global economy may adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources future growth;

•
the finance and supply chain business is highly competitive;

•
if the fair values of our long-lived assets fall below our carrying values, we may be required to record non-cash impairment losses that could have a material impact on our results of operations;

•
strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business;

•
our finance and supply chain activities are subject to counterparty risks associated with the performance of obligations by our counterparties and suppliers;

•
larger and more frequent capital commitments in our business increase the potential for significant losses;

•
we are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow;

•
our risk management strategies may leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition;

•
derivative transactions may expose us to unexpected risk and potential losses;

•
the operations of our newly acquired bank subsidiary are subject to regulation which could adversely affect our business and operations;

•
the operations of the Bank are exposed to risks faced by other financial institutions;

•
any failure to remain in compliance with sanctions, anti-money laundering laws or other applicable regulations in the jurisdictions in which we operate could harm our reputation and/or cause us to become subject to fines, sanctions or legal enforcement, which could have an adverse effect on our business, financial condition and results of operations;

•
fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition;

•
our operations and infrastructure may malfunction or fail;

•
our finance and supply chain operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations;

•
there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders;

•
limitations on our access to capital could impair our liquidity and our ability to conduct our businesses;

•
our existing and future financing arrangements that contain operating and financial restrictions may restrict our business and financing activities;

•
we may substantially increase our debt in the future;

•
as a result of our global operations, we are exposed to political, economic, environmental, legal, operational and other risks that could adversely affect our business, results of operations, financial condition and cash flow;

•
we are exposed to litigation risks in our business that are often difficult to assess or quantify and we could incur significant legal expenses every year in defending against litigation;

•
we rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business;

•
we may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business and the failure to operate our business effectively could have a material adverse effect on our profitability, financial condition and results of operations;

•
we conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities;

•
tax audits or disputes, or changes in the tax laws applicable to us, could materially increase our tax payments;

•
employee misconduct could harm us and is difficult to detect and deter;

•
we may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters;

•
failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business;

•
the operation of the iron ore mine underlying our royalty interest was closed in 2014. Its operation is generally determined by a third-party operator and we currently have no decision-making power as to how the property is operated;

•
our hydrocarbon and our resource operations are subject to inherent risks and hazards, including that estimates of hydrocarbon reserves involve uncertainty and future environmental and reclamation obligations respecting such properties and interests may be material;

•
investors’ interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities; and

•
certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares.

You are cautioned that any forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our estimates. Some of these risks and assumptions include those set forth in reports and other documents we have filed or furnished with the SEC and Canadian securities regulators including in our 2015 annual report on Form 20-F. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligations to update forward-looking statements based on unanticipated events or changes to expectations. However, you should carefully review the reports and other documents we file from time to time with the SEC and Canadian securities regulators.
Additional Information
We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2016

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, MFC Bancorp Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2016.
NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
The preparation of the accompanying interim condensed consolidated statements of financial position of MFC Bancorp Ltd. as at June 30, 2016 and the related condensed consolidated statements of operations, comprehensive income, changes in equity and cash flows for the three and six months then ended is the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Bancorp Ltd.
The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited)
(Canadian Dollars in Thousands)
	June 30, 2016	December 31, 2015
ASSETS
Current Assets
Cash and cash equivalents	$213,477	$197,519
Short-term cash deposits	191	233
Securities	12,961	170
Securities – derivatives	5,431	5,555
Restricted cash	406	639
Trade receivables	184,352	151,229
Tax receivables	19,790	11,705
Other receivables	52,134	14,727
Inventories	154,703	245,345
Real estate held for sale	1,079	1,130
Deposits, prepaid and other	15,141	21,442
Assets held for sale	105,843	136,156
Total current assets	765,508	785,850
Non-current Assets
Securities	583	680
Securities – derivatives	—	171
Real estate held for sale	13,191	13,812
Investment property	36,172	37,873
Property, plant and equipment	90,084	95,745
Interest in resource property	30,000	—
Deferred income tax assets	29,241	20,641
Other	22,398	21,912
Other, restricted	664	667
Total non-current assets	222,333	191,501
	$987,841	$977,351
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$184,282	$60,103
Debt, current portion	82,983	84,705
Account payables and accrued expenses	116,419	174,812
Financial liabilities – derivatives	3,305	3,554
Income tax liabilities	3,370	3,809
Liabilities relating to assets held for sale	69,167	87,579
Total current liabilities	459,526	414,562
Long-term Liabilities
Debt, less current portion	153,498	174,333
Financial liabilities – derivatives	571	682
Accrued pension obligations, net	3,752	4,061
Deferred income tax liabilities	21,026	13,711
Other	775	802
Total long-term liabilities	179,622	193,589
Total liabilities	639,148	608,151
Equity
Capital stock, fully paid	419,916	419,916
Treasury stock	(61,085)	(61,085)
Contributed surplus	15,417	15,417
Retained deficit	(64,256)	(63,559)
Accumulated other comprehensive income	36,337	56,503
Shareholders’ equity	346,329	367,192
Non-controlling interests	2,364	2,008
Total equity	348,693	369,200
	$987,841	$977,351

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2016 and 2015
(Unaudited)
(Canadian Dollars in Thousands, Except Per Share Amounts)
	2016	2015
		(Re-presented - Note 2)
Gross revenues	$676,241	$770,650
Costs and Expenses:
Costs of sales and services	626,461	703,314
Selling, general and administrative	41,255	40,158
Finance costs	9,082	9,349
Exchange differences on foreign currency transactions	(5,044)	1,626
	671,754	754,447
Income before income taxes	4,487	16,203
Income tax expense:
Income taxes	(2,490)	(3,737)
Resource property revenue taxes	(696)	(163)
	(3,186)	(3,900)
Income from continuing operations	1,301	12,303
(Loss) income from discontinued operations	(1,427)	4,693
Net (loss) income for the period	(126)	16,996
Net income attributable to non-controlling interests	(571)	(611)
Net (loss) income attributable to owners of the parent company	$(697)	$16,385
Basic (loss) earnings per share
Continuing operations	$0.01	$0.19
Discontinued operations	(0.02)	0.07
	$(0.01)	$0.26
Diluted (loss) earnings per share
Continuing operations	$0.01	$0.19
Discontinued operations	(0.02)	0.07
	$(0.01)	$0.26
Weighted average number of common shares outstanding
– basic	63,142,272	63,142,272
– diluted	63,142,272	63,142,272
The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended June 30, 2016 and 2015
(Unaudited)
(Canadian Dollars in Thousands, Except Per Share Amounts)
	2016	2015
		(Re-presented - Note 2)
Gross revenues	$326,236	$420,280
Costs and Expenses:
Costs of sales and services	299,172	384,288
Selling, general and administrative	21,335	21,337
Finance costs	4,766	4,562
Exchange differences on foreign currency transactions	(1,597)	3,148
	323,676	413,335
Income before income taxes	2,560	6,945
Income tax expense:
Income taxes	(1,303)	(880)
Resource property revenue taxes	(696)	—
	(1,999)	(880)
Income from continuing operations	561	6,065
(Loss) income from discontinued operations	(957)	2,734
Net (loss) income for the period	(396)	8,799
Net income attributable to non-controlling interests	(240)	(250)
Net (loss) income attributable to owners of the parent company	$(636)	$8,549
Basic (loss) earnings per share
Continuing operations	$0.01	$0.09
Discontinued operations	(0.02)	0.05
	$(0.01)	$0.14
Diluted (loss) earnings per share
Continuing operations	$0.01	$0.09
Discontinued operations	(0.02)	0.05
	$(0.01)	$0.14
Weighted average number of common shares outstanding
– basic	63,142,272	63,142,272
– diluted	63,142,272	63,142,272
The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Six Months Ended June 30, 2016 and 2015
(Unaudited)
(Canadian Dollars in Thousands)
	2016	2015
Net (loss) income for the period	$(126)	$16,996
Other comprehensive (loss) income, net of income taxes:
Exchange differences arising from translating financial statements of foreign operations	(20,336)	37,616
Fair value loss on available-for-sale securities, net	(67)	(122)
Remeasurement of net defined benefit liabilities	22	(261)
	(20,381)	37,233
Total comprehensive (loss) income for the period	(20,507)	54,229
Comprehensive income attributable to non-controlling interests	(356)	(705)
Comprehensive (loss) income attributable to owners of the parent company	$(20,863)	$53,524
Consisting of: Continuing operations	$(23,961)	$47,096
Discontinued operations	3,098	6,428
	$(20,863)	$53,524
Other comprehensive (loss) income, net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$22	$(261)
will be reclassified subsequently to profit or loss when specific conditions are met	(20,403)	37,494
	$(20,381)	$37,233

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Three Months Ended June 30, 2016 and 2015
(Unaudited)
(Canadian Dollars in Thousands)
	2016	2015
Net (loss) income for the period	$(396)	$8,799
Other comprehensive income (loss), net of income taxes:
Exchange differences arising from translating financial statements of foreign operations	849	(10,119)
Fair value loss on available-for-sale securities, net	(154)	(275)
Remeasurement of net defined benefit liabilities	14	(132)
	709	(10,526)
Total comprehensive income (loss) for the period	313	(1,727)
Comprehensive income attributable to non-controlling interests	(158)	(205)
Comprehensive income (loss) attributable to owners of the parent company	$155	$(1,932)
Consisting of: Continuing operations	$(1,711)	$(968)
Discontinued operations	1,866	(964)
	$155	$(1,932)
Other comprehensive income (loss), net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$14	$(132)
will be reclassified subsequently to profit or loss when specific conditions are met	695	(10,394)
	$709	$(10,526)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Six Months Ended June 30, 2016 and 2015
(Unaudited)
(Canadian Dollars in Thousands)
	Capital Stock		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share- based Comp- ensation	Contingently Issuable Shares	Retained (Deficit) Earnings	Available- for-sale Securities	Defined Benefit Obligations	Currency Translation Adjustment	Share- holders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2015	68,092,082	$419,916	(4,949,810)	$(61,085)	$13,790	$1,627	$(63,559)	$(97)	$(499)	$57,099	$367,192	$2,008	$369,200
Net (loss) income	—	—	—	—	—	—	(697)	—	—	—	(697)	571	(126)
Net fair value loss	—	—	—	—	—	—	—	(67)	—	—	(67)	—	(67)
Net gain on remeasurements	—	—	—	—	—	—	—	—	22	—	22	—	22
Net exchange differences	—	—	—	—	—	—	—	—	—	(20,121)	(20,121)	(215)	(20,336)
Balance at June 30, 2016	68,092,082	$419,916	(4,949,810)	$(61,085)	$13,790	$1,627	$(64,256)	$(164)	$(477)	$36,978	$346,329	$2,364	$348,693
Balance at December 31, 2014	68,042,082	$419,655	(4,949,810)	$(61,085)	$13,790	$1,830	$424,129	$(49)	$1,444	$(21,997)	$777,717	$1,216	$778,933
Net income	—	—	—	—	—	—	16,385	—	—	—	16,385	611	16,996
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	(1,212)	(1,212)
Issuance of contingently issuable shares	50,000	261	—	—	—	(203)	(58)	—	—	—	—	—	—
Net fair value loss	—	—	—	—	—	—	—	(122)	—	—	(122)	—	(122)
Net loss on remeasurements	—	—	—	—	—	—	—	—	(261)	—	(261)	—	(261)
Net exchange differences	—	—	—	—	—	—	—	—	—	37,522	37,522	94	37,616
Balance at June 30, 2015	68,092,082	$419,916	(4,949,810)	$(61,085)	$13,790	$1,627	$440,456	$(171)	$1,183	$15,525	$831,241	$709	$831,950

Total Comprehensive Income (Loss) for the Six Months Ended June 30:	Owners of the parent company	Non- controlling interests	Total
2015	$53,524	$705	$54,229
2016	(20,863)	356	(20,507)
The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2016 and 2015
(Unaudited)
(Canadian Dollars in Thousands)
	2016	2015
		(Re-presented - Note 2)
Cash flows from operating activities:
Income for the period	$1,301	$12,303
Adjustments for:
Amortization, depreciation and depletion	3,786	2,662
Exchange differences on foreign currency transactions	(5,044)	1,626
Loss on short-term securities	80	56
Deferred income taxes	741	2,690
Market value decrease (increase) on commodity inventories	775	(2,098)
Interest accretion	94	—
Credit losses	2,416	147
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	33	5
Short-term securities	(244)	16
Restricted cash	212	225
Receivables	(87,867)	36,424
Inventories	81,637	4,530
Deposits, prepaid and other	5,620	675
Assets held for sale	(1,324)	—
Short-term bank borrowings	130,373	(13,833)
Account payables and accrued expenses	(56,441)	(40,835)
Income tax liabilities	(225)	(1,211)
Accrued pension obligations, net	(159)	(464)
Other	(1,232)	(251)
Cash flows provided by continuing operating activities	74,532	2,667
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(1,713)	(3,011)
Decrease in loan receivables	407	—
Acquisition of a subsidiary, net of cash and cash equivalents acquired	(23,924)	—
Other	(1,680)	(401)
Cash flows used in continuing investing activities	(26,910)	(3,412)
Cash flows from financing activities:
Debt repayment	(18,302)	(14,935)
Debt borrowing	7,753	3,134
Dividends paid to shareholders	—	(4,388)
Dividends paid to non-controlling interests	—	(1,212)
Cash flows used in continuing financing activities	(10,549)	(17,401)
Cash flows provided by (used in) discontinued operating activities	1,775	(12,548)
Cash flows provided by (used in) discontinued investing activities	145	(216)
Cash flows used in discontinued financing activities	(10,045)	(9,317)
Exchange rate effect on cash and cash equivalents	(12,990)	7,283
Increase (decrease) in cash and cash equivalents	15,958	(32,944)
Cash and cash equivalents, beginning of period	197,519	344,891
Cash and cash equivalents, end of period	$213,477	$311,947
Cash and cash equivalents at end of period consisted of:
Cash	$141,654	$242,621
Money market and highly liquid funds	71,823	69,326
	$213,477	$311,947

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended June 30, 2016 and 2015
(Unaudited)
(Canadian Dollars in Thousands)
	2016	2015
		(Re-presented - Note 2)
Cash flows from operating activities:
Income for the period	$561	$6,065
Adjustments for:
Amortization, depreciation and depletion	1,727	1,382
Exchange differences on foreign currency transactions	(1,597)	3,148
Loss on short-term securities	37	29
Deferred income taxes	306	326
Market value decrease (increase) on commodity inventories	1,736	(1,815)
Interest accretion	47	—
Credit losses	2,023	110
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	2	5
Short-term securities	7,336	15
Restricted cash	(71)	3,933
Receivables	(30,258)	20,745
Inventories	35,764	11,237
Deposits, prepaid and other	1,146	(1,697)
Assets held for sale	(1,496)	—
Short-term bank borrowings	(22,144)	(108,961)
Account payables and accrued expenses	(23,593)	(11,266)
Income tax liabilities	155	344
Accrued pension obligations, net	(61)	(558)
Other	(776)	908
Cash flows used in continuing operating activities	(29,156)	(76,050)
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(956)	(1,855)
Decrease in loan receivables	129	—
Other	—	100
Cash flows used in continuing investing activities	(827)	(1,755)
Cash flows from financing activities:
Debt repayment	(4,951)	(8,173)
Debt borrowing	1,574	—
Dividends paid to non-controlling interests	—	(1,212)
Cash flows used in continuing financing activities	(3,377)	(9,385)
Cash flows provided by (used in) discontinued operating activities	2,725	(6,228)
Cash flows provided by discontinued investing activities	65	843
Cash flows used in discontinued financing activities	(10,045)	(9,317)
Exchange rate effect on cash and cash equivalents	3,726	(6,326)
Decrease in cash and cash equivalents	(36,889)	(108,218)
Cash and cash equivalents, beginning of period	250,366	420,165
Cash and cash equivalents, end of period	$213,477	$311,947
Cash and cash equivalents at end of period consisted of:
Cash	$141,654	$242,621
Money market and highly liquid funds	71,823	69,326
	$213,477	$311,947

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2016
(Unaudited)
Note 1.   Nature of Business
MFC Bancorp Ltd. (“MFC Bancorp” or the “Company”) is incorporated under the laws of British Columbia, Canada. MFC Bancorp and the entities it controls are collectively known as the Group in these condensed consolidated financial statements. The Group is a merchant bank with diversified finance and supply chain operations and other investments. The Group commits its own capital to promising enterprises and invests and otherwise captures investment opportunities for its own account. The Group seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group’s investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.
Note 2.   Basis of Presentation and Significant Accounting Policies
These condensed consolidated financial statements include the accounts of MFC Bancorp and entities it controls. The presentation currency of these consolidated financial statements is the Canadian dollar ($), as rounded to the nearest thousand (except per share amounts).
This interim financial report has been prepared by MFC Bancorp in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The Group’s interim financial statements for the six and three months ended June 30, 2016 are in compliance with IAS 34, Interim Financial Reporting (“IAS 34”). The same accounting policies and methods of computation are followed in these interim consolidated financial statements as compared with the most recent annual financial statements. In accordance with IAS 34, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.
On September 30, 2015, the Company classified certain disposal groups as held for sale as their carrying amounts would be recovered principally through a sale transaction rather than through continuing use. Pursuant to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the disposal groups are accounted for as discontinued operations in these interim consolidated financial statements, except for the Group’s interest in an iron ore mine which ceased to be classified as held for sale on June 30, 2016.
The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.
In the opinion of MFC Bancorp, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in MFC Bancorp’s latest annual report on Form 20-F. The results for the periods presented herein are not indicative of the results for the entire year. The revenues from the Group’s finance and supply chain activities involve seasonality and cyclicality.
Restatement
In connection with the preparation of the 2015 annual consolidated financial statements and after an examination of various historic transactions on a case-by-case basis involving the purchase and subsequent sale of goods to customers or their affiliates, management of the Group determined to reclassify $64,366 of gross revenues, along with $62,369 of corresponding costs of sales and services, previously recognized for the six months ended June 30, 2015, on a net basis where the costs of purchases of goods and subsequent sales of such goods to these entities were previously recorded on a gross basis. As a result, revenues were reduced and restated by $62,369 and $25,495 for the six and three months ended June 30, 2015, respectively,

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2016
(Unaudited)

Note 2.   Basis of Presentation and Significant Accounting Policies (continued)

with a corresponding identical reduction to costs of sales and services for such period, and such comparative period in these interim consolidated financial statements has been restated accordingly. These adjustments had no impact on the Group’s net income, income from operations, statement of cash flows or financial position for the comparative periods.
Re-presentation
Included in the disposal groups classified as assets held for sale on September 30, 2015 was the Group’s interest in an iron ore mine. In the third quarter of 2015, the Board of Directors of the Company approved a plan to sell all of the Company’s resource properties. As such, the assets of the disposal groups were classified as assets held for sale as of September 30, 2015. As of June 30, 2016, management no longer expected that the interest in the iron ore mine would be rationalized within one year. As a result, the Group ceased to classify the interest in the iron ore mine as an asset held for sale as of June 30, 2016 and the statements of operations and cash flows for the periods since classification as held for sale have been amended (i.e. re-presented) accordingly. As of June 30, 2016, the carrying amount of the Group’s interest in the iron ore mine was $30,000 with a corresponding deferred tax liability of  $7,800. The results of the interest in the iron ore mine are included in the Company’s finance and supply chain segment.
Note 3.   Accounting Policy Developments
New accounting policy for 2016
Amendments to IFRS 11, Joint Arrangements, are effective for annual reporting periods beginning on or after January 1, 2016 and applied prospectively. The amendments clarify that an acquisition of a joint interest in a joint operation that is a business should be accounted for and disclosed as a business combination in accordance with IFRS 3, Business Combinations (“IFRS 3”). Adoption of these amendments did not have any impact on the Group’s consolidated financial statements.
Future accounting changes
IFRS 9, Financial Instruments, (“IFRS 9”) issued in July 2014 is the IASB’s replacement of IAS 39. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for annual reporting periods beginning on or after January 1, 2018 with earlier application permitted. Management has decided not to early apply IFRS 9 and is currently assessing the impacts of IFRS 9 on the Group’s consolidated financial statements.
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 was issued in May 2014. In September 2015, the IASB deferred the effective date of IFRS 15 to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. Management is currently assessing the impacts of IFRS 15 on the Group’s consolidated financial statements.
IFRS 16, Leases (“IFRS 16”), issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees under a single model that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15 has also been applied. Management is currently assessing the impacts of IFRS 16 on the Group’s consolidated financial statements.
Amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures, were issued in September 2014 and are to be applied prospectively. The amendments require

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2016
(Unaudited)

Note 3.   Accounting Policy Developments (continued)

that upon loss of control of a subsidiary during its transfer to an associate or joint venture, full gain recognition on the transfer is appropriate only if the subsidiary meets the definition of a business in IFRS 3. Otherwise, gain recognition is appropriate only to the extent of third party ownership of the associate or joint venture. In December 2015, the IASB postponed the effective date of these amendments indefinitely, pending the outcome of its research project on the equity method of accounting, though earlier application is permitted. Adoption of these amendments is not expected to have significant impact on the Group’s consolidated financial statements.
Disclosure Initiative (Amendments to IAS 7, Statement of Cash Flows) was issued in January 2016 and requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. The IASB defines liabilities arising from financing activities as liabilities “for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities”. The new disclosure requirements also relate to changes in financial assets if they meet the same definition. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities. The amendments are effective for annual periods beginning on or after January 1, 2017 on a prospective basis. Earlier application is permitted.
Note 4.   Business Combination
Effective February 1, 2016, the Company completed the acquisition of a Western European bank (the  “Bank”). Subsequent to the acquisition, the Bank changed its name to MFC Merchant Bank Ltd.
Pursuant to the transaction, the Group acquired the Bank for total purchase consideration of  $142,417 which equaled the fair values of the identifiable assets acquired and the liabilities assumed on the closing date. There was no goodwill nor intangible asset acquired. The amount of acquisition-related costs was nominal, which was included in selling, general and administrative expenses in profit or loss.
This acquisition was not considered as a material business combination and did not have material impact on the Group’s financial position.
Note 5.   Business Segment Information
The Group is primarily in the finance and supply chain business, which includes marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities.
In reporting to management, the Group’s operating results are categorized into the following operating segments: finance and supply chain and all other segments.
Basis of Presentation
In reporting segments, certain of the Group’s business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the products and services; (ii) the methods of distribution, and (iii) the types or classes of customers/clients for the products and services.
The Group provides merchant banking services, supply chain services, logistics and other trade and structured finance services to producers and consumers of the Group’s products. The trade finance and services business also provides supply chain structured solutions. These activities provide cost effective and efficient transportation, as well as payment terms accommodating working capital requirements of the Group’s customers and partners. The Group’s operations often utilize strategies and structures to facilitate the working capital needs of the Group’s clients. The Group supplies various products, including metals,

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2016
(Unaudited)

Note 5.   Business Segment Information (continued)

ceramics, minerals, steel products and ferro-alloys. The Group also seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relatively short time period.
The all other segment includes the Group’s corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group’s (a) reported revenue, (b) net income or (c) total assets. The Group’s other operating segments primarily include business activities in medical equipment, instruments, supplies and services.
The accounting policies of the operating segments are the same as those described in Note 1B to the Company’s audited consolidated financial statements for the year ended December 31, 2015. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group’s reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenues and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; and (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments.
All data and discussions on revenues, expenses, income and loss in this Note 5 relate to the Group’s continuing operations only and do not include discontinued operations.
Segment Operating Results
	Six Months ended June 30, 2016
	Finance and supply chain	All other	Elimination with discontinued operations	Total
Revenues from external customers	$656,201	$20,040	$—	$676,241
Intersegment sale	1,533	178	—	1,711
Interest expense	6,945	—	—	6,945
Income (loss) before income taxes	2,944	2,167	(624)	4,487
	Six Months ended June 30, 2015
	Finance and supply chain	All other	Elimination with discontinued operations	Total
Revenues from external customers	$753,899	$16,751	$—	$770,650
Intersegment sale	117	67	—	184
Interest expense	7,447	10	—	7,457
Income (loss) before income taxes	17,948	(809)	(936)	16,203

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2016
(Unaudited)

Note 5.   Business Segment Information (continued)

	Three Months ended June 30, 2016
	Finance and supply chain	All other	Elimination with discontinued operations	Total
Revenues from external customers	$315,495	$10,741	$—	$326,236
Intersegment sale	844	101	—	945
Interest expense	3,623	—	—	3,623
Income (loss) before income taxes	1,511	1,351	(302)	2,560
	Three Months ended June 30, 2015
	Finance and supply chain	All other	Elimination with discontinued operations	Total
Revenues from external customers	$411,738	$8,542	$—	$420,280
Intersegment sale	59	19	—	78
Interest expense	3,517	—	—	3,517
Income (loss) before income taxes	9,023	(1,590)	(488)	6,945
Note 6.   Capital Stock
Currently, MFC Bancorp has three classes of capital stock: common shares (the “Common Shares”), class A common shares and Class A Preference shares. As at June 30, 2016, there are 63,142,272 Common Shares issued and outstanding.
All the Company’s treasury stock are held by the wholly owned subsidiaries.
Note 7.   Condensed Consolidated Statements of Operations
Revenues
The Group’s gross revenues comprised:
Six months ended June 30:	2016	2015
Finance and supply chain products and services	$648,179	$749,051
Interest	1,637	1,701
Other	26,425	19,898
Gross revenues	$676,241	$770,650

The Group’s revenues for the six months ended June 30, 2016 include the revenues of the Bank from February 1, 2016 which were included in the finance and supply chain segment.
The Group recognized a $3,250 minimum royalty from its interest in an iron ore mine during the six months ended June 30, 2016.

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2016
(Unaudited)

Note 7.   Condensed Consolidated Statements of Operations (continued)

Expenses
The Group’s costs of sales and services comprised:
Six months ended June 30:	2016	2015
Supply chain products and services	$617,283	$697,611
Credit losses on loans and receivables	983	142
Market value decrease (increase) on commodity inventories	775	(2,098)
(Gain) loss on derivative contracts, net	(269)	1,603
Loss on trading securities	80	56
Other	7,609	6,000
Total costs of sales and services	$626,461	$703,314

As at June 30, 2016, the Group recognized a receivable of  $39,149 from risk mitigation securities, of which $35,121 was credited to profit or loss through a reversal of credit losses and the remainder was credited to trade receivables. In addition, the Group also made a further allowance of  $33,301 for credit losses against its trade receivables due from a former customer (who filed for insolvency in February 2016) and its affiliates.
Results from discontinued operations
The Company’s discontinued operations comprised the hydrocarbon properties and iron ore interest, both of which were included in the Company’s finance and supply chain segment.
The following summarizes the results of the discontinued operations for the six months ended June 30:
	2016	2016	2015	2015
	Hydro-carbon properties	Iron ore interest	Hydro-carbon properties	Iron ore interest
Revenues	$10,810	$—	$43,548	$—
Costs and expenses	(12,286)	—	(43,066)	—
(Loss) income before income taxes	(1,476)	—	482	—
Income tax (expense) recovery	(291)	—	4,211	—
Net (loss) income from discontinued operations	(1,767)	—	4,693	—
Gain on disposal of assets	465	—	—	—
Income tax expense	(125)	—	—	—
Net loss on disposal of assets	340	—	—	—
Total (loss) income from discontinued operations	$(1,427)	$—	$4,693	$—

All the intercompany transactions with continuing operations have been eliminated. There were no impairment losses on tangible assets and resource properties in both periods ended June 30, 2016 and 2015.
During the six months ended June 30, 2016, the Group’s interest in an iron ore development project located in the United States was sold to a third party for a nominal amount. No gain nor loss was recognized on its disposition.
Please also see the heading “Re-presentation” under Note 2.

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2016
(Unaudited)

Note 8.   Earnings per Share
Earnings per share data from continuing operations is summarized as follows:
Six months ended June 30:	2016	2015
Basic earnings from continuing operations available to holders of common shares	$730	$11,692
Effect of dilutive securities:	—	—
Diluted earnings from continuing operations	$730	$11,692

	Number of Shares
	2016	2015
Weighted average number of common shares outstanding – basic	63,142,272	63,142,272
Effect of dilutive securities:
Options	—	—
Contingently issuable shares	—	—
Weighted average number of common shares outstanding – diluted	63,142,272	63,142,272

Three months ended June 30:	2016	2015
Basic earnings from continuing operations available to holders of common shares	$321	$5,815
Effect of dilutive securities:	—	—
Diluted earnings from continuing operations	$321	$5,815

	Number of Shares
	2016	2015
Weighted average number of common shares outstanding – basic	63,142,272	63,142,272
Effect of dilutive securities:
Options	—	—
Contingently issuable shares	—	—
Weighted average number of common shares outstanding – diluted	63,142,272	63,142,272

Note 9.   Related Party Transactions
In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence the operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include MFC Bancorp’s directors, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members, as well as any person and entity which have significant influence over MFC Bancorp. These related party transactions are conducted in arm’s length transactions at normal market prices and on normal commercial terms.
As at June 30, 2016, the Group had other receivables of  $22 due from related parties arising in the normal course of business.

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2016
(Unaudited)

Note 10.
Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period

Litigation
The Group is subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material as at June 30, 2016.
Guarantees
Guarantees are accounted for as contingent liabilities unless it becomes probable that the Group will be required to make a payment under the guarantee.
In the normal course of its finance and supply chain activities, the Group issues guarantees to its trade and financing partners in order to secure financing facilities. Upon the use or drawdown of the underlying financing facilities, the financing facilities will be recorded as liabilities on the statement of financial position such as short-term bank borrowings or debt. Accordingly, the issued guarantees relating to such financial facilities are not considered contingent liabilities or off-balance sheet transactions. As of June 30, 2016, the Group did not have unrecorded liabilities relating to issued and outstanding guarantees.
Inventories
As at June 30, 2016, inventories aggregating $66,870 had been hedged or contracted at fixed prices, of which $9,448 and $57,422, respectively, were financed by suppliers and short-term bank borrowings.
Note 11.
Subsequent Events

Sale of ferrosilicon plant
In August 2016, the Group entered into an agreement to sell its interests in Fesil Rana Metall AS (“Fesil Rana”) (a subsidiary that owns a ferrosilicon production facility in Norway) and Nor-Kvarts (Spanish quartz quarries) to a third-party for total consideration approximately equal to net asset value, subject to certain adjustments related to the profitability of Fesil Rana before closing. The purchaser will also purchase all of the Group’s Fesil Rana ferrosilicon inventory for fair market value upon closing. The transactions are subject to customary conditions, including regulatory approvals.
Note 12.
Approval of Consolidated Financial Statements

This interim financial report was approved by the Board of Directors and authorized for issue on August 13, 2016.

NEWS RELEASE
Corporate MFC Bancorp Ltd. Rene Randall 1 (604) 683 8286 ex 2 rrandall@bmgmt.com	Investors DresnerAllenCaron Inc. Joe Allen 1 (212) 691 8087 jallen@dresnerallencaron.com
MFC BANCORP LTD. REPORTS RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016
NEW YORK (August 15, 2016) . . . MFC Bancorp Ltd. (the “Company”) (NYSE: MFCB), a merchant bank with diversified finance and supply chain operations and other investments, announces its results for the three and six months ended June 30, 2016 and provides an update on its recent corporate developments. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). (All references to dollar amounts are in Canadian dollars unless otherwise stated.)
In the first six months of 2016, our revenues decreased to $676.2 million from $770.7 million in the same period of 2015, while our net income from continuing operations for the first half of 2016 decreased to $0.7 million, or $0.01 per diluted share, from $11.7 million, or $0.19 per diluted share, in the same period of 2015.
We are disappointed with these results which reflect too much capital invested in assets which are not generating satisfactory returns. For this reason, we are rationalizing these underperforming assets to reinvest the proceeds into projects and areas that are more productive.
In the first half of 2016, we reduced our inventories by more than $90.6 million, from $245.3 million to $154.7 million, as a result of exiting certain product lines and geographical markets, as well as certain strategic changes related to inventory management. While our trade receivables increased, partially offsetting this inventory reduction, much of this is a timing issue which we expect to reverse in the coming quarters as collections occur.
Sale of Fesil Rana Metall AS
In August 2016, we entered into an agreement to sell our interests in Fesil Rana Metall AS (“Fesil Rana”) (Norwegian ferrosilicon plant) and Nor-kvarts (Spanish quartz quarries) to Elkem AS (“Elkem”), one of the world’s leading companies for environmentally responsible production of materials such as silicon, ferrosilicon, foundry alloys, carbon materials and microsilica. The consideration is cash approximately equal to net asset value, subject to certain adjustments between the parties related to the profitability of Fesil Rana before closing. Elkem will also purchase all of our Fesil Rana ferrosilicon inventory for fair market value upon closing. Closing is subject to customary closing conditions such as regulatory approvals.
Hemodialysis in China
As a result of our long-term historical success operating in the medical services business in China, we are pleased to announce that our wholly owned subsidiary, Mednet Nephrology Group Ltd. (“Mednet”), is entering the outpatient hemodialysis market in China, the country with the most diabetics in the world. We believe that this market has attractive characteristics that we can realize upon, utilizing our proven strategy of collaborating with medical clinics and other medical centers.
Despite there being over two million End Stage Renal Disease (“ESRD”) patients in China, only about 300,000 of them undergo regular hemodialysis treatment, partially as a result of a lack of treatment centers and the China National Kidney Foundation has estimated a treatment rate of only 15%. Further, the number of ESRD patients is growing.
The number of patients with diabetes and hypertension in China is increasing sharply. Hypertension has increased from 160 million to over 300 million patients since the beginning of the 21st century. Adult diabetes patient numbers have reached 92.4 million, increasing by an average of 3,000 new patients per day and 1.2 million new patients per year. The average life expectancy of an ESRD patient without dialysis is one to two years, which with dialysis is increased to five to ten years. It is estimated that about 10% to 20% of diabetes patients and 10% of hypertension (abnormally high blood pressure) patients will develop ESRD, according to the Chinese Center for Disease Control and Prevention.
1

Update on Realizations Relating to a Former Customer
As previously reported, one of our customers experienced financial difficulties and, in the first quarter of 2016, filed for insolvency. This was an adjusting subsequent event under IAS 10, Events after the Reporting Period, for our year ended December 31, 2015 and, as a result, in connection with the preparation of our audited consolidated financial statements for the year ended December 31, 2015, we had to determine an allowance for credit losses against our receivables due from this former customer and its affiliates and evaluate all other exposures. As a result, in the fourth quarter of 2015, we recorded total credit losses and provisions of  $51.4 million related to this former customer and its affiliates, which included an allowance for trade receivables of  $10.7 million and provisions of  $40.7 million for potential future losses related to guarantees we provided relating to certain prepayment loans made by third-party banks to this former customer to finance off-take contracts for which we were the off-taker. However, we hold various collateral, including guarantees, mortgages and other mitigation securities to recover a significant portion of these losses. We are exercising our rights as we undertake various options to maximize our recoveries. In the second quarter of 2016, we recognized a gain of  $35.1 million related to this former customer as a result of recoveries which resulted in the reversal of previously recognized credit losses. However, to be prudent, we have taken an unallocated reserve related to this former customer of  $33.3 million.
Financial Highlights
As of June 30, 2016, cash and cash equivalents increased to $213.5 million from $197.5 million as of December 31, 2015. We have made progress in reducing our inventories. Inventories were $154.7 million as of June 30, 2016, compared to $245.3 million as of December 31, 2015. Trade receivables increased from $151.2 million as of December 31, 2015 to $184.4 million as of June 30, 2016. The increase in trade receivables was primarily as a result of a reduction of inventories and other factors which we expect to reverse in the coming quarters. Credit risk from trade receivables is substantially mitigated through credit insurance, bank guarantees, letters of credit and other risk mitigation measures.
The following table highlights selected figures on our financial position as at June 30, 2016 and December 31, 2015:
	June 30, 2016	December 31, 2015
	(In thousands, except ratio and per share amounts)
Cash and cash equivalents	$213,477	$197,519
Short-term securities	12,961	170
Trade receivables	184,352	151,229
Tax receivables	19,790	11,705
Other receivables	52,134	14,727
Inventories	154,703	245,345
Total current assets	765,508	785,850
Total current liabilities	459,526	414,562
Current ratio(1)	1.67	1.90
Total assets	987,841	977,351
Short-term bank borrowings	184,282	60,103
Long-term debt	236,481	259,038
Long-term debt-to-equity(1)	0.44	0.47
Total liabilities	639,148	608,151
Shareholders’ equity	346,329	367,192
Net book value per share	5.48	5.81

Note:
(1)
The current ratio is calculated as current assets divided by current liabilities and the long-term debt-to-equity ratio is calculated as long-term debt, less current portion divided by shareholders’ equity.

For the second quarter of 2016, our Operating EBITDA from continuing operations decreased to $9.1 million from $12.9 million for the same quarter of 2015.
2

Operating EBITDA from continuing operations is defined as income from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment. Operating EBITDA from continuing operations is a non-IFRS financial measure and should not be considered in isolation or as a substitute for performance measures under IFRS. Management uses Operating EBITDA from continuing operations as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measure, primarily because we incur depreciation and depletion from time to time.
The following is a reconciliation of our income from continuing operations to Operating EBITDA from continuing operations.
	Three Months Ended June 30,
	2016	2015
	(In thousands)
Operating EBITDA from continuing operations
Income from continuing operations(1)	$561	$6,065
Income tax expense(2)	1,999	880
Finance costs	4,766	4,562
Amortization, depreciation and depletion	1,727	1,382
Operating EBITDA from continuing operations(3)	$9,053	$12,889

Notes:
(1)
Includes net income attributable to non-controlling interests.

(2)
The income tax paid in cash, excluding resource property revenue taxes, during the second quarter of 2016 was $0.7 million, compared to $1.1 million in the same quarter of 2015.

(3)
There were no impairments for continuing operations in the three months ended June 30, 2016 and 2015.

Credit Lines and Facilities with Banks
We established, utilized and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day finance and supply chain business. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.
As at June 30, 2016, we had credit facilities aggregating $776.3 million comprised of: (i) unsecured revolving credit facilities aggregating $369.6 million from banks. The banks generally charge an interest rate of inter-bank rates plus an interest margin; (ii) revolving credit facilities aggregating $98.6 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a non-recourse specially structured factoring arrangement with a bank for up to a credit limit of  $244.5 million for our supply chain activities. We may factor our receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) foreign exchange credit facilities of  $37.1 million with banks; and (v) secured revolving credit facilities aggregating $26.5 million.
All of these facilities are either renewable on a yearly basis or usable until further notice. Many of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.
We reduced and eliminated certain customer-specific credit facilities for customers with whom we no longer commercially transact, as well as certain credit facilities which were underutilized or in jurisdictions which we are exiting. We continue to evaluate the benefits of certain facilities that may not have strategic long-term relevance to our business and priorities going forward and may modify or eliminate additional facilities in the future. We do not anticipate that this will have a material impact on our overall liquidity.
In addition, we have margin lines with availability at multiple brokers which enable us to hedge industrial products.
3

Comparison of Book Value to Trading Price of our Shares
On August 12, 2016, our share price closed at US$2.23 which represents a 47% discount to our book value.
	As at June 30, 2016
	Shareholders’ Equity	Equity Per Share	Price(1) to Equity
	(In thousands, except per share and ratio amounts)
Working capital	$305,982	$4.85
Long-term debt, less current portion	(153,498)	(2.43)
Other long-term assets	222,333	3.52
Other long-term liabilities(2)	(28,488)	(0.46)
Shareholders’ equity	$346,329	$5.48	0.53

Notes:
(1)
Closing price of US$2.23 converted to Canadian dollars on August 12, 2016, being $2.89.

(2)
Includes non-controlling interests.

One issue that we face is that a small number of shareholders control approximately fifty five percent (55%) of all of our shares. This causes our shares to trade with both a minority discount and a liquidity discount from their intrinsic value. Until this is resolved, we do not believe that our shares will trade with any real liquidity, which is a major driver to reducing the valuation discount. Without liquidity, our shares will not be attractive to investors except to special interest groups.
We are considering a number of possible actions to resolve this situation in a way that is beneficial to all of our stakeholders, and believe that over time our actions will cause the price of our common shares will merge with intrinsic value.
President’s Comments
Gerardo Cortina, President and CEO of the Company, commented: “I am pleased to announce that to date we have made substantial progress in our ongoing plan to rationalize underperforming assets by exiting certain product lines and geographical markets and reducing capital employed in our business. In the first six months of the year, we reduced our inventories by 37% or $90.6 million from $245.3 million to $154.7 million.”
Mr. Cortina concluded, “This will allow us to reallocate capital into projects and areas that offer substantially higher returns such as the hemodialysis market in China that we are entering based on the experience and operating success we had in China over the last 20 years in the medical field. Outpatient hemodialysis treatment offers very attractive growth potential as China has more diabetics than other country in the world.”
Stakeholder Communication
Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders:
■
Stakeholders are encouraged to read our entire management’s discussion and analysis for the six months ended June 30, 2016 as set forth in our management’s discussion and analysis for the three and six months ended June 30, 2016 and our unaudited consolidated financial statements for the three and six months ended June 30, 2016 (the “Quarterly Report”) for a greater understanding of our business and operations.

■
All stakeholders who have questions regarding the information in the Quarterly Report may call our North American toll free line: 1 (844) 331 3343 or International callers: +1 (604) 662 8873 to book a conference call with members of our senior management. Questions may also be emailed to Rene Randall at rrandall@bmgmt.com.

About MFC
We are a merchant bank with diversified finance and supply chain operations and other investments. We commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected. Our investing activities are generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.
4

Disclaimer for Forward-Looking Information
Certain statements in this news release are forward-looking statements or forward-looking information, within the meaning of applicable securities laws, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including statements regarding our business plans, anticipated future gains and recoveries, our plans to enter new businesses, our strategy to reduce trade receivables and inventories and increase profitability, the integration of our bank acquisition, the completion of proposed divestitures, future business prospects and any statements regarding beliefs, expectations or intentions regarding the future. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the proposed entry into new markets and businesses, the global economic environment, interest rates, commodities prices, exchange rates, our ability to integrate our newly acquired bank and our ability to satisfy all of the conditions to complete proposed divestitures, may prove to be incorrect. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including those described herein and in our Quarterly Report and 2015 annual report on Form 20-F. Such forward-looking statements should therefore be construed in light of such factors. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties is set out in the “Risk Factors” section of our Quarterly Report and in our 2015 annual report on Form 20-F filed with the Securities and Exchange Commission and Canadian securities regulators.
5

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MFC BANCORP LTD.
By:	/s/ Gerardo Cortina
Gerardo Cortina Chief Executive Officer
Date:	August 15, 2016